UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission File Number: 001-40253

Zhihu Inc.

(Registrant’s Name)

18 Xueqing Road

Haidian District, Beijing 100083

People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release—Zhihu Inc. Announces Results of Tender Offers to Buy Back Its Class A Ordinary Shares and American Depositary Shares (incorporated by reference to Exhibit (a)(5)(I) to the Amendment to the Schedule TO-I filed by the Company with the SEC on October 30, 2024)
99.2	Announcement—Pursuant to Rule 19.1 of the Takeovers Code (incorporated by reference to Exhibit (a)(5)(J) to the Amendment to the Schedule TO-I filed by the Company with the SEC on October 30, 2024)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Zhihu Inc.

	By	:	/s/ Han Wang
	Name	:	Han Wang
	Title	:	Chief Financial Officer

Date: October 30, 2024